UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 61909 / April 15, 2010

ADMINISTRATIVE PROCEEDING
FILE NO. 3-13822

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In the Matter of   :
                                                                                   :
TALISMAN ENTERPRISES, INC.,   :   ORDER MAKING FINDINGS
TELEPANEL SYSTEMS, INC.,   :   AND REVOKING
TELESIS NORTH COMMUNICATIONS, INC. and   :   REGISTRATIONS BY DEFAULT
TENGTU INTERNATIONAL CORP.   :

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         The Securities and Exchange Commission (Commission) issued its Order Instituting
Administrative Proceedings (OIP) Pursuant to Section 12(j) of the Securities Exchange Act of 1934
(Exchange Act) on March 18, 2010. The OIP alleges that Respondents are each corporations with a class
of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each
has repeatedly failed to file required periodic reports. The Division of Enforcement (Division) has
provided evidence that all Respondents were served with the OIP by March 30, 2010, in conformance
with 17 C.F.R. § 201.141(a)(2)(ii). Respondents' Answers were due ten days from the date of service.
See 17 C.F.R. § 201.220(b); OIP at 3. None of the Respondents has filed an Answer. Thus, Respondents
have not made any attempt to defend the proceeding, and are in default. See 17 C.F.R. §§ 201.155(a),
.220(f). As permitted by Rule 155(a) of the Commission's Rules of Practice, the following allegations of
the OIP are deemed to be true as to them.

         Talisman Enterprises Inc. (CIK No. 1076831), is an Ontario corporation located in Mississauga,
Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act
Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed
any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000, which
reported a net loss of over $2.26 million for the prior nine months. As of March 1, 2010, the company's
stock (BATTQ) was quoted on the Pink Sheets operated by Pink OTC Markets Inc. (Pink Sheets), had
two market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

         Telepanel Systems Inc. (CIK No. 910641), is a Canadian corporation located in Markham,
Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act
Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed
any periodic reports since it filed a Form 20-F for the period ended January 31, 2002, which reported a
loss of over $5.5 million (Canadian) for the prior twelve months. As of March 1, 2010, the company's
stock (TLSXF) was quoted on the Pink Sheets, had five market makers, and was eligible for the
"piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Telesis North Communications Inc. (CIK No. 1108521), is a British Columbia corporation located in Toronto, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended February 28, 2002, which reported a net loss of over $2 million (Canadian) for the prior twelve months. As of March 1, 2010, the company's stock (symbol TNCVF) was quoted on the Pink Sheets, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Tengtu International Corp. (CIK No. 847597) is a void Delaware corporation located in Toronto, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2005, which reported a net loss of over $3 million for the prior nine months. As of March 1, 2010, the company's stock (symbol TNTU) was quoted on the Pink Sheets, had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

As discussed in more detail above, Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports to the Commission under cover of Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders.

As a result of the foregoing, these Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Talisman Enterprises Inc., Telepanel Systems Inc., Telesis North Communications Inc., and Tengtu International Corp. are hereby REVOKED.

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Robert G. Mahony
Administrative Law Judge